SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                      Rare Hospitality International, Inc.
                                (Name of Issuer)


                      Common Stock, No Par Value Per Share
                         (Title of Class of securities)


                                   543057-10-3
                                 (CUSIP Number)


                               Margaret D. Farrell
                            Hinckley, Allen & Snyder
                                1500 Fleet Center
                         Providence, Rhode Island 02903
                                 (401) 274-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 9, 1997
             (Date of Event Which Requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) or (4), check the following box. .

Check the following box if a fee is being paid with the statement ____.



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         1)       Name of Reporting Person.      Edward P. Grace, III

         2)       Check the appropriate box if a Member of a Group (See
Instructions)

         (a)      __________________
         (b)      __________________

______________________________________________________________________________
         3)       SEC Use Only

______________________________________________________________________________
         4)       Source of Funds (See Instructions).      Not Applicable

______________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)._________________________________________________________

______________________________________________________________________________
         6)       Citizenship or Place of Organization.      United States

______________________________________________________________________________
Number of         (7)      Sole Voting Power              318,113
Shares Bene-      ____________________________________________________________
ficially Owned    (8)      Shared Voting Power            673,131
By Each           ____________________________________________________________
Reporting         (9)      Sole Dispositive Power Power   318,113
Person With       ____________________________________________________________
                  (10)     Shared Dispositive Power       673,131
                  ____________________________________________________________

______________________________________________________________________________
         11)      Aggregate Amount Beneficially Owned by Each Reporting Person.
                                    991,244

         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions).       Not Applicable

         13)      Percent of Class Represented by Amount in Row 11.     8.9%

         14)      Type of Reporting Person (See Instructions).  IN



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         Item 1.  Security and Issuer.

         This statement relates to the shares of Common Stock, no par value per share (the "Common Stock"), of RARE Hospitality International, Inc., (formerly known as Longhorn Steaks, Inc.) a Georgia corporation ("RARE" or the "Issuer"). The address of RARE's principal executive office is 8215 Roswell Road, Building 200, Atlanta, Georgia 30350.

         Item 2.  Identity and Background.

         (a),(b),(c) and (f). This filing is being made by Edward P. Grace, III. Mr. Grace's principal business office address is 5091 Isleworth Country Club Drive, Windermere, Florida 34786. Mr. Grace is a Director of RARE and was formerly Chief Executive Officer and President of Bugaboo Creek Steak House, Inc. ("Bugaboo"), a wholly-owned subsidiary of RARE. Mr. Grace is a United States citizen.

         (d) and (e).  Not applicable.

         Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Grace exercised his right to purchase 14,765 shares of RARE Common Stock pursuant to an Amended and Restated Promissory Note dated January 1, 1994 (the "Note") payable by a former employee in favor of Mr. Grace, which right became vested in Mr. Grace in July, 1996, and which right was exercised by Mr. Grace in October 1996 and the transfer effected on or about March 5, 1997.

         Item 4.   Purpose of Transaction.

         Mr. Grace acquired beneficial ownership of the 14,765 shares of RARE Common Stock pursuant to his rights under the Note.

                  Other than as may be described herein, Mr. Grace has no plans or proposals which relate to or would result in:

                  (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (3) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (4) any material change in the present capitalization or dividend policy of the Issuer;

                  (5) any other material change in the Issuer's business or corporate structure;

                  (6) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (7) causing the Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (8) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (9) any action similar to any of those enumerated above.

         Item 5.  Interest in Securities of the Issuer.

         (a)   Amount Beneficially Owned.

         As of May 19, 1997, Mr. Grace beneficially owned 991,244 shares of a total of 11,162,5251 shares of RARE Common Stock outstanding on such date. These shares were held as follows:

         246,251 shares of RARE Common Stock owned by the Edward P. Grace III Grantor Retained Annuity Trust - 1996 (the "Trust"), of which Mr. Grace is the sole trustee and primary beneficiary. Mr. Grace retains the sole power to control the voting and disposition of the RARE Common Stock held by the Trust.

         673,131 shares of RARE Common Stock owned by Grace Associates, a Connecticut partnership in which Mr. Grace is a 99% partner and his wife is a 1% partner. Mr. Grace retains the shared power to control the voting and disposition of the RARE Common Stock held by Grace Associates.

         60,542 shares of RARE Common Stock owned by EPGIII Limited Partnership, a Connecticut limited partnership (the "Partnership") of which Grace Corporation is general partner. Mr. Grace is President of Grace Corporation. Mr. Grace retains the sole power to control the voting and disposition of the RARE Common Stock held by the Partnership.

         70 shares of RARE Common Stock owned by Mr. Grace which were acquired in connection with the merger of Bugaboo Creek Steak House, Inc. with RARE.

         11,250 shares which are issuable under presently excercisable stock options held by Mr. Grace.

         (b) Percent of Class. The shares of Common Stock beneficially owned by Mr. Grace represent 8.9% of the Issuer's outstanding Common Stock.

         (c)   Number of Shares of Common Stock as to which Mr. Grace has:

               (i)   sole power to vote or to direct the vote 318,113
               (ii)  shared power to vote or to direct the vote 673,131
               (iii) sole power to dispose or to direct the disposition
                     of 318,113
               (iv) shares power to dispose or to direct the disposition of 673,131

         (d) In the past sixty days, Mr. Grace has effected the following transactions in RARE Common Stock:

               (i) Mr. Grace gifted to Grace Associates 14,765 shares of RARE Common Stock on or about May 1, 1997;
               (ii) Grace Associates sold 150,000 shares of RARE Common Stock in an open market transaction on May 9, 1997, at a price of $15.50/share;
               (iii) Grace Associates sold 25,000 shares of RARE Common Stock in an open market transaction on May 13, 1997, at a price of $15.50/share;
               (iv) Grace Associates sold 13,000 shares of RARE Common Stock in an open market transaction on May 14, 1997, at a price of $15.9375/share, and 12,000 shares of RARE Common Stock in an open market transaction on May 14, 1997, at a price of $15.8125/share;
               (v) Grace Associates sold 62,000 shares of RARE Common Stock in an open market transaction on May 15, 1997, at a price of $15.50/share; and
               (vi) Grace Associates sold 238,000 shares of RARE Common Stock in an open market transaction on May 16, 1997, at a price of $15.00/share.

         (e)   Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 5.

         Mr. Grace, a former officer of the Issuer, currently serves as a director of the Issuer, and as a director of the Issuer, participates in certain of the Issuer's stock option plans and may receive grants of stock options in accordance with such plans from time to time.

         Item 7.  Material to be Filed as Exhibits.

         None.


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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      /s/ Edward P. Grace, III
                                                      Edward P. Grace III


Dated:  May 20, 1997


_______________________
1 Number of shares of RARE Common Stock issued and outstanding as of May 12, 1997, as reflected in Form 10-Q filed by RARE Hospitality International, Inc. on May 13, 1997.